UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli, 18537

Piraeus, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

The press release issued by GasLog Partners LP on October 27, 2021 relating to its results for the three-month period ended September 30, 2021 and the related financial report are attached hereto as Exhibits 99.1 and 99.2 – 99.3, respectively.

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.3 to this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3 (File No. 333-249399), filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2020 and the registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated October 27, 2021

99.2	Financial Report for the Three and Nine Months Ended September 30, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operation

99.3	Unaudited Condensed Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2021

GASLOG PARTNERS LP

	by	/s/ Paolo Enoizi
Name: Paolo Enoizi
Title: Chief Executive Officer

3